Raymond Chabot Grant Thornton

April 21, 2009

Ontario Securities Commission
20 Queen Street West
Suite 1903
Toronto, Ontario M5H 3S8

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

Re: Copernic Inc.
Notice of Change of Auditors dated April 14, 2009

Dear Mesdames/Sirs:

The following is submitted pursuant to National Instrument 51-102 (paragraph 4.11) on continuous disclosure obligations regarding the Notice of Change of Auditors of Copernic Inc. dated April 14, 2009 (the "Notice of Change of Auditors").

We have read the above-noted "Notice of Change of Auditors" and we agree with the information contained therein as it pertains to Raymond Chabot Grant Thornton LLP.

Yours very truly,

Raymond Chabot Grant Thornton LLP

cc: The Board of directors, Copernic Inc.